Mail Stop 3030
                                                                  April 21,
2017

     Via E-mail
     Laura A. Francis
     Chief Financial Officer
     SI-BONE, Inc.
     3055 Olin Avenue, Suite 2200
     San Jose, California 95128

            Re:     SI-BONE, Inc.
                    Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 27, 2017
                    CIK No. 0001459839

     Dear Ms. Francis:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     U.S. legislative or FDA or foreign regulatory reforms, page 43

     1. Please update the disclosure in the third paragraph of this risk factor and the reference to
            Exhibit 4.2 on page II-2.

     Capitalization, page 60

     2. We see on page 61 that 4,103,090 shares of common stock issuable upon the exercise of the warrants outstanding as of December 31, 2016 will be excluded from the pro forma common shares outstanding calculation. Please reconcile the warrants underlying these shares of common stock to the warrants disclosed on page F-23 in
Note 9.
 Laura Francis
SI-BONE, Inc.
April 21, 2017
Page 2

Dilution, page 62

3. Please disclose how the numbers and percentages in the table on page 63 would change assuming the exercise of all outstanding options and warrants.

Factors Affecting Results of Operations, page 65

4. It appears your market share in the United States has declined since 2015 while the total market size for iFuse in the United States remains the same. It also appears that your revenues during prior fiscal years have increased only slightly. Please expand the disclosure in the third paragraph on page 66 and second paragraph on page 69 to clarify the reasons for the market share decline and how it impacted your results of operations.
       Ensure your disclosure addresses any known trends or uncertainties that are reasonably expected to have a material effect on your results of operations. Please also revise to clarify the effect that changes in price and/or volume had on the results you disclose.

Sales and Marketing Expenses, page 69

 5. Your disclosure here refers to "lower headcount," but your disclosure under "Revenue"
       indicates you expanded your direct sales force. Please revise to clarify the impact of headcount on your sales and marketing expenses.

Our Strategy, page 83

6. Please revise to discuss how the strategy you reference has maintained and enhanced your leadership position, given the disclosure indicating your market share in the United
       States has declined while the total market size for your iFuse product remains the same.

Manufacturing and Supply, page 106

7. Please expand to discuss the nature your agreement with rms Company, which is to be filed as Exhibit 10.8. Please also clarify the nature of each party's obligations under this agreement, as well as the agreement with Orchid. For example, while we note the disclosures on pages 21-22 regarding a lack of minimum manufacturing or purchasing obligations, it is unclear how the prices you pay for components is determined and how those prices effect your results of operations.

Principal Stockholders, page 136

8. Please revise to present the information in this section as of the most recent practicable date, consistent with Item 403 of Regulation S-K.
 Laura Francis
SI-BONE, Inc.
April 21, 2017
Page 3

Note 10. Stock Option Plan, page F-24

9. You state in Item 15 on page II-3 that, "From June 2016 to March 2017, we issued and sold an aggregate of 46,447,468 shares of our Series 7 preferred stock at $0.56 per share." We see from your disclosure in this Note that the weighted average exercise price of options issued is significantly less than the selling price of your preferred stock during the same period and less than the exercise price of options issued during 2015. In order to assist us in evaluating your stock-based compensation, please provide us with the following information for each date you granted stock options in 2016 and the subsequent periods:

                 Date of grant;
                 Number of shares issuable under the grants;
                 Exercise price per share;
                 Any restriction or vesting terms;
                 Management s estimate of the fair value of the underlying ordinary share;
                 How management determined the fair value estimate;
                 How recent preferred share sales impacted the fair value estimate;
                 Nature of any relationship between you and the recipient; Nature and terms of any concurrent transactions with the recipient; and
                 The amount of any compensation for the grant.

       When pricing information for this offering is available, please tell us the significant reasons for any material differences between your last fair value determination and the mid-point of the estimated IPO price range including all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value.

Note 14. Net Loss Per Share of Common Stock, page F-30

10. Please revise the filing to provide a table supporting the calculation of pro forma earnings per share and the pro forma weighted average-number of shares outstanding for all periods presented.
 Laura Francis
SI-BONE, Inc.
April 21, 2017
Page 4

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Special
Counsel, at (202) 551-3641 with any other questions.


                                                          Sincerely,

                                                          /s/ Geoff Kruczek for

                                                          Amanda Ravitz
                                                          Assistant Director
                                                          Office of Electronics
and Machinery

cc: Matthew B. Hemington